

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Via U.S. Mail and Facsimile (856) 373-6996

Chris Biedermann
Vice President and Chief Financial Officer
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mount Laurel, NJ 08054

>   **Re: Central European Distribution Corp.**
>   **Form 8-K Item 4.01**
>   **Filed December 15, 2010**
>   **File No. 000-24341**

Dear Mr. Biedermann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on December 15, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note from the Item 4.01 Form 8-K filed December 15, 2010 that PricewaterhouseCoopers Sp.z.o.o ("PwC")'s dismissal will be finalized upon completion of PwC's procedures regarding your financial statements as of and for the fiscal year ending December 31, 2010. We remind you of your obligation to file an Item 4.01 Form 8-K to disclose the date on which you formally dismiss PwC, along with the other Item 304 of Regulation S-K disclosures updated through the date of dismissal. Please confirm to us that you will timely file an amendment to the Item 4.01 of Form 8-K upon PwC's dismissal after their completion of the audit of the fiscal year ended December 31, 2010.

2. In addition, please confirm to us that you will file an amendment to the Item 4.01 Form 8-K and update the disclosure once Ernst & Young Audit Sp.z.o.o is formally engaged as your new independent registered public accountant beginning with the 2011 quarter reviews and audit for the fiscal year ending December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief